Exhibit 3.5

AMENDED CERTIFICATE OF FORMATION

OF

NEW HOLLAND CREDIT COMPANY, LLC

1.                                       Name. The name of the limited liability company is “NEW HOLLAND CREDIT COMPANY, LLC” (the “LLC”).

2.                                       Purposes. The purposes for which the LLC is formed are (a) to engage in the business of providing wholesale, retail and lease financing services, and (b) to carry on any and all business, transactions and activities incidental or related thereto, which may be deemed desirable by the members of the LLC, to the fullest extent empowered and permitted by law.

3.                                       Principal Office and Resident Agent. The address of the registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent at such address is The Corporation Trust Company.

4.                                       Board of Managers. The business and affairs of the LLC shall be managed under the direction of a board of managers. The board of managers shall consist of one or more managers as agreed from time to time by the members of the LLC. The names of the persons who are authorized to serve as managers until the first meeting of members, or until their successors are appointed and qualify, are: [Franco Fonasari and Richard F. Hrdlicka].

5.                                       Indemnification. To the maximum extent permitted by applicable law, as amended from time to time, the LLC shall indemnify and advance expenses to any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the LLC) by reason of the fact that such person is or was a manager (whether designated “manager” or “director”) or officer of the LLC or is or was serving at the request of the LLC as a manager, director or officer of a corporation, partnership, joint venture, trust, another limited liability company or other enterprise, against all expenses (including, without limitation, attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the LLC, or that satisfies the standard of conduct required by applicable law.

6.                                       Dissolution. The latest date upon which the LLC is to dissolve is December 31, 2046.

IN WITNESS WHEREOF, the undersigned has executed this Amended Certificate of Formation this 24th day of February, 2003, effective as of the 25th day of April, 1996.

/s/ Michel Lecomte
Michel Lecomte
Authorized Person